LITHIUM ARGENTINA AG

Voting Results for Annual General Meeting of Shareholders of

Lithium Argentina AG (the "Company") held on June 19, 2025 (the "Meeting")

REPORT OF VOTING RESULTS

National Instrument 51-102 - Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

			Outcome of	Votes For	Votes Against	Votes Abstain
Vote

1.	Approve the consolidated financial statements of the Company for the year ended December 31, 2024, together with the report of the auditor thereon		Carried	51,751,883 (98.81%)	400,410 (0.76%)	221,101 (0.42%)

			Outcome of	Votes For	Votes Against	Votes Abstain
Vote

2.	Approve an increase and amendment to the capital band, as included in the Company's Articles of Association		Carried	41,837,595 (79.88%)	10,379,108 (19.82%)	156,691 (0.30%)

			Outcome of	Votes For	Votes Against	Votes Abstain
Vote

3.	Approve an increase and amendment to the conditional capital for financing purposes, as included in the Company's Articles of Association		Carried	41,863,249 (79.93%)	10,361,361 (19.78%)	148,784 (0.28%)

4.	Re-elect the eight directors of the Company, each for a term extending until completion of the next annual general meeting:		Outcome of Vote	Votes For	Votes Against	Votes Abstain

	(a)	John Kanellitsas	Carried	51,213,457 (97.79%)	1,005,932 (1.92%)	154,005 (0.29%)

	(b)	Sam Pigott	Carried	51,481,661 (98.30%)	686,057 (1.31%)	205,676 (0.39%)

	(c)	George Ireland	Carried	50,552,823 (96.52%)	1,611,328 (3.08%)	209,243 (0.40%)

	(d)	Diego Lopez Casanello	Carried	51,514,685 (98.36%)	651,271 (1.24%)	207,438 (0.40%)

	(e)	Robert Doyle	Carried	50,351,697 (96.14%)	1,808,938 (3.45%)	212,759 (0.41%)

	(f)	Franco Mignacco	Carried	51,500,081 (98.33%)	666,338 (1.27%)	206,975 (0.40%)

	(g)	Calum Morrison	Carried	48,776,426 (93.13%)	3,401,765 (6.50%)	195,203 (0.37%)

	(h)	Monica Moretto	Carried	51,582,316 (98.49%)	629,786 (1.20%)	161,292 (0.31%)

		Outcome of	Votes For	Votes Against	Votes Abstain
Vote

5.	Re-elect John Kanellitsas as Executive Chair of the Board of Directors of the Company for a term extending until completion of the next annual general meeting	Carried	51,218,656 (97.80%)	1,018,048 (1.94%)	136,690 (0.26%)

6.	Re-elect the three members of the Governance, Nomination, Compensation and Leadership Committee, each for a term extending until completion of the next annual general meeting:	Outcome of Vote	Votes For	Votes Against	Votes Abstain

	(a) Calum Morrison	Carried	44,600,250 (85.16%)	7,637,924 (14.58%)	135,220 (0.26%)

	(b) George Ireland	Carried	50,525,517 (96.47%)	1,706,398 (3.26%)	141,479 (0.27%)

	(c) Robert Doyle	Carried	50,284,533 (96.01%)	1,943,883 (3.71%)	144,978 (0.28%)

		Outcome of	Votes For	Votes Against	Votes Abstain
Vote

7.	Appoint for the financial year 2025, PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditor of the Company	Carried	44,418,713 (84.81%)	7,860,344 (15.01%)	94,337 (0.18%)

		Outcome of	Votes For	Votes Against	Votes Abstain
Vote

8.	Elect for the financial year 2025, PricewaterhouseCoopers AG, as Swiss statutory auditor	Carried	44,371,721 (84.72%)	7,897,866 (15.08%)	103,807 (0.20%)

		Outcome of	Votes For	Votes Against	Votes Abstain
Vote

9.	Approve a non-binding advisory resolution on the Company's executive compensation	Carried	50,498,618 (96.42%)	1,682,867 (3.21%)	191,909 (0.37%)

		Outcome of	Votes For	Votes Against	Votes Abstain
Vote

10.	Approve the compensation of the Board of Directors for the period until the next annual general meeting	Carried	50,844,068 (97.08%)	1,359,204 (2.60%)	170,122 (0.32%)

		Outcome of	Votes For	Votes Against	Votes Abstain
Vote

11.	Approve the compensation of the executive management team for the financial year 2026 under Swiss law	Carried	50,657,806 (96.72%)	1,553,097 (2.97%)	162,491 (0.31%)

		Outcome of	Votes For	Votes Against	Votes Abstain
Vote

12.	12. Elect Anwaltskanzlei Keller AG as the Swiss statutory independent voting rights representative for a term extending until completion of the next annual general meeting	Carried	51,565,136 (98.46%)	682,913 (1.30%)	125,345 (0.24%)

The vote on all matters was conducted by way of written ballot cast at the Meeting.